Exhibit 99.1

HIGHWAY HOLDINGS LIMITED

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

October 11, 2024

Notice is hereby given that the Annual Meeting of Shareholders of Highway Holdings Limited (the “Company”), will be held at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A., on Friday, October 11, 2024, at 8:00 a.m., for the following purposes:

(1) To elect one member of the Company’s Board of Directors to serve until the 2027 Annual Meeting of Shareholders;

(2) To ratify the selection by the Board of Directors of ARK Pro CPA & Co as the independent accountants of the Company for the fiscal year ending March 31, 2025; and

(3) To approve an amendment to the Company’s 2020 Stock Option and Restricted Stock Plan (the “2020 Option Plan”) to increase the number of shares authorized for issuance by 500,000 shares; and

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

Your attention is directed to the accompanying proxy statement. Only shareholders of record at the close of business on August 19, 2024 will be entitled to notice of and to vote at the meeting and any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders’ Meeting to Be Held on Friday, October 11, 2024 at 8:00 a.m. Pacific time at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A.

The Proxy Statement and 2024 annual report to shareholders, or Annual Report, are available at http://edocumentview.com/HIHO.

By Order of the Board of Directors

/s/ Alan Chan
Alan Chan, Secretary

Hong Kong
August 29, 2024

HIGHWAY HOLDINGS LIMITED

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

PROXY STATEMENT

Annual Meeting of Shareholders

October 11, 2024

INTRODUCTION

Persons Making the Solicitation

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Highway Holdings Limited, a British Virgin Islands corporation (the “Company”), of proxies for use at the Annual Meeting of Shareholders to be held at 8:00 a.m. at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles, California U.S.A., on Friday, October 11, 2024, and at any adjournment thereof (the “Annual Meeting”). This proxy statement is first being mailed to shareholders on or about August 29, 2024. You are requested to submit your proxy by Internet by following the Internet voting instructions on the enclosed proxy card, or to sign, date and return the enclosed proxy card in order to ensure that your shares are represented at the Annual Meeting.

A form of proxy is enclosed for your use. The shares represented by each properly executed unrevoked proxy will be voted as directed by the shareholder executing the proxy. If no direction is made, the shares represented by each properly executed unrevoked proxy will be voted (i) “FOR” the election of management’s nominee for the Board of Directors to be elected as the Class II director to serve until the 2027 Annual Meeting of Shareholders, (ii) “FOR” the ratification of the selection by the Board of Directors of ARK Pro CPA & Co as the independent accountants of the Company for the fiscal year ending March 31, 2025 and (iii) “FOR” the approval of an amendment to the 2020 Option Plan to increase the shares authorized for issuance by 500,000 shares. With respect to any other item of business that may come before the Annual Meeting, the proxy holders will vote the proxy in accordance with the recommendation of management of the Company.

The cost of solicitation of proxies, including the cost of preparation and mailing of the Notice of Annual Meeting, this Proxy Statement, and the enclosed proxy, will be borne by the Company. It is anticipated that brokerage houses, fiduciaries, nominees, and others will be reimbursed for their out-of-pocket expenses in forwarding proxy material to beneficial owners of stock held in their names. Directors, officers, or employees of the Company may solicit proxies by telephone or in person without additional compensation.

How to Vote

Shareholder of Record: Shares Registered in Your Name

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare, then you are a shareholder of record. If you are a shareholder of record, there are three ways to vote:

By Internet – To vote through the Internet, go to www.investorvote.com/HIHO to complete an electronic proxy card. You will be asked to provide the control number from the enclosed proxy card. Your Internet vote must be received by 11:59 p.m. Eastern Time on October 10, 2024 to be counted.

By Mail – You may do this by marking, dating and signing your proxy card or, for shares held in street name, the voting instruction card provided to you by your broker or nominee, and mailing it in the enclosed, pre-addressed envelope.

In Person – You may vote in person at the Annual Meeting and we will give you a ballot when you arrive.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Nominee

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received a voting instruction form with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction form to ensure that your vote is counted. Alternatively, you may vote over the Internet as instructed by your broker, bank or other nominee. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials, or contact your broker, bank or other nominee to request a proxy form.

Revocability of Proxy

Any proxy given by a shareholder of the Company may be revoked at any time before it is voted at the Annual Meeting by a written notice to the Secretary of the Company, or upon request if the shareholder is present at the meeting. Each valid proxy submitted by Internet, or returned via mail, that is not revoked, unless indicated otherwise on the proxy card, will be voted in the election of directors for the nominee as described herein.

Voting Securities

Holders of record of the Company’s Common Shares, $0.01 par value (the “Common Shares”), at the close of business on August 19, 2024 (the “Record Date”) are entitled to notice of and to vote at the meeting or any adjournment thereof. As of the Record Date, there were 4,401,825 Common Shares issued and outstanding. Holders of Common Shares are entitled to cast one vote per share on each matter presented for consideration and action by the shareholders. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the outstanding Common Shares will constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions may be specified as to all proposals to be brought before the Annual Meeting other than the election of directors. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed for the meeting and will determine whether or not a quorum is present. The inspectors of election will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. Ratification of the selection of the independent accountants will require the affirmative vote of at least a majority in voting interest of the shareholders present in person or by proxy at the Annual Meeting and entitled to vote thereon.

The Class II director to be elected at the Annual Meeting will be elected by a plurality of the votes cast. The nominee who receives the highest number of affirmative votes cast will be elected as the Class II director. Only votes cast for a nominee will be counted, except that each properly executed unrevoked proxy will be voted for management’s nominee for the Board of Directors in the absence of instructions to the contrary. Abstentions, broker non-votes and instructions on a proxy to withhold authority to vote for management’s nominee will result in the nominee receiving fewer votes.

Annual Report

This Proxy Statement is accompanied by the Annual Report of the Company for the fiscal year ended March 31, 2024. Shareholders are encouraged to read the Annual Report in connection with the information contained herein. This proxy statement, the proxy card and the Annual Report are available at http://www.investorvote.com/HIHO.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of our then outstanding shares of the common stock entitled to vote are present at the Annual Meeting in person or represented by proxy. On the Record Date, there were 4,401,825 shares issued and outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Annual Meeting. If there is no quorum, the holders of a majority of shares present at the Annual Meeting in person or represented by proxy may adjourn the Annual Meeting to another date.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable:

“For” the election of one (1) Class II director to serve on our Board for a three-year term.

“For” the ratification of the selection of ARK Pro CPA & Co as our independent registered public accounting firm for the fiscal year ending March 31, 2025.

“For” the approval of an amendment to the 2020 Option Plan to increase the shares authorized for issuance by 500,000 shares

If any other matter is properly presented at the Annual Meeting, your proxyholder (named on your proxy card) will vote your shares using their best judgment.

PROPOSAL I - ELECTION OF DIRECTORS

The directors and executive officers of the Company as of August 29, 2024 are listed below.

Name	Age	Positions
Roland W. Kohl	75	Chief Executive Officer, Director, Chairman of the Board
Ringo Tsang	58	Chief Operating Officer
Alan Chan	60	Chief Financial Officer, Secretary
Tiko Aharonov (1) (2)	77	Director
Irene Wong Ping Yim (1) (2)	58	Director
Heiko Sonnekalb (1) (2)	53	Director
Dirk Hermann, Ph.D.	60	Director

(1)	Current member of Audit Committee.
(2)	Member of Compensation Committee

The Directors hold office until their term has expired and they are re-elected at an annual meeting of shareholders. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Board of Directors is divided into three classes of directors with staggered terms of office. At each annual meeting of shareholders, the members of one class of directors will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, and until their successors have been duly elected and qualified. At the Annual Meeting, the terms of one class of directors will expire, and the nominee for that class will be nominated to hold office for a three-year term expiring at the 2027 annual meeting. All directors hold office until their respective terms expire and until his or her successor is elected, or until his or her death, resignation, or removal.

The candidate receiving the highest number of affirmative votes cast at the Annual Meeting shall be elected as director of the Company. The nominee listed below has agreed to serve if elected. If for any reason the nominee named below is not a candidate when the election occurs, the Company intends to vote proxies for a substitute nominee or, in lieu thereof, our Board of Directors may reduce the number of directors in accordance with our Amended and Restated Memorandum and Articles of Association. Unless otherwise instructed, the proxy holders will vote the proxies received by them in a manner that will result in the election of the nominee named below.

We have one incumbent director in Class II whose term expires at the Annual Meeting. The Board of Directors has nominated the incumbent Class II director, Heiko Sonnekalb, for reelection as Class II director to serve until the 2027 annual meeting of the shareholders and until his successor is duly elected and qualified. We believe that Heiko Sonnekalb will be available and able to serve as director. In the event that he is unable or unwilling to serve, the proxy holders will vote the proxies for such other nominee as they may determine.

Heiko Sonnekalb. Mr. Sonnekalb was appointed to the Board of Directors on April 1, 2020. Mr. Sonnekalb currently serves as the chief executive officer of Dr. Arnold Schaefer GmbH, a German holding company, Lakal GmbH, a German manufacturer of shutter blinds, and Bartz Werke GmbH, a German casting foundry and heat and pipe technology company. In addition, he serves as a member of the supervisory board of Germany-based Herwick AG and Stadtwerke Voelklingen Vertrieb GmbH. Mr. Sonnekalb also is a committee member of both the IHK Saarland Industrial Research and Foreign Trade Committee and the DIHK Berlin Industrial Research and Foreign Trade Committee. He also serves as a judge on the labor court in Saarbruecken, Germany. Mr. Sonnekalb received a degree in Business Administration from the University of Fulda, Germany, in 1997.

Continuing Directors

The following is a description of the incumbent Class I and Class III directors whose terms of office will continue after the Annual Meeting:

Class I – Directors Continuing in Office Until the 2026 Annual Meeting

Dirk Hermann, Ph.D. Dr. Hermann was appointed to the Board of Directors on April 1, 2020. Dr. Hermann previously served as a member of the Company’s Board of Directors from January 2003 until August 2010. Dr. Hermann currently serves as chief executive officer of Saarland Feuerversicherung AG, a German insurance company. He joined Versicherungskammer Bayern in 2012, parent company of Saarland Insurance Group. Prior thereto, he held a variety of positions with Allianz Versicherungen AG, including a tenure as a member of the management board. Dr. Hermann currently also serves on the board of two German banks, Landesbank Saar and Sparkassenverband, and on the board the Consal Insurance Group. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

Class III – Directors Continuing in Office Until the 2025 Annual Meeting

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over thirty years’ experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company’s former camera operations from 1998 to 2004. Until the closing of the Company’s Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. He was a bank manager for a leading Israeli commercial and retail bank from 1969 to 1989 and has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel. Mr. Aharonov also represents investors in real estate in Bulgaria.

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005. For over ten years, Ms. Wong was the Chief Accountant of CNIM Hong Kong Ltd. From 1994 to 2001, she was the Accounting Manager of Highway Holdings. Ms. Wong graduated from Deakin University with a Master’s Degree in Business Administration. She is currently a fellow member of the Association of Chartered Certified Accountant and a member of Hong Kong Institute of Certified Public Accountants.

Executive Officers

In addition to the directors listed above, the following are the other principal members of the Company’s management team.

Alan Chan. Mr. Chan was appointed as the Company’s Chief Financial Officer and Secretary in September 2010. From June 2009 until he joined the Company, Mr. Chan served as chief financial officer for a joint venture in China with Laureate Education Group. He previously served as vice president and chief financial officer for DeCoro, an Italian sofa manufacturer with two facilities in Shenzhen, and as financial controller for San Miguel Shunde Brewery Co. Ltd., a foreign joint venture engaged in the manufacturing and sale of beer products for China and overseas markets. He also served as financial controller for Hua Yang Printing Holdings Co. Ltd., a manufacturer of children’s paper products. Mr. Chan began his professional career as an accountant with Nelson Wheeler, an Australian CPA firm, and subsequently with PricewaterhouseCoopers – formerly Coopers and Lybrand. Mr. Chan earned a Master of Arts degree in accounting from Curtin University in Australia and a Bachelor of Arts degree from the University of Lancaster in the United Kingdom.

Ringo Tsang. Mr. Tsang was appointed as the Chief Operating Officer in November 2017. Mr. Tsang joined the Company in March 2009 as a Production Engineer and was promoted to Chief Technology Officer in 2010. Since becoming Chief Technology Officer, Mr. Tsang has been in charge of the Company’s engineering department, its tool shop, its Computer Numerical Control (CNC) tooling system, and its automation and information technologies. Mr. Tsang has a Bachelor of Science degree in mechanical engineering, and a Master’s Degree in each of Business Administration, Information Systems, and Professional Accounting.

Officers are elected by and serve at the discretion of the Board of Directors.

Dr. Hermann is the brother-in-law of Roland Kohl, the Chairman, President and Chief Executive Officer of the Company. Other than Mr. Hermann’s relationship with Mr. Kohl, there are no other family relationships between any of the above-named officers, directors or employees. To the Company’s knowledge, no arrangement or understanding exists between any such director and executive officer and any major shareholder, customer, supplier or other party pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Board and Committee Meetings

The Board of Directors held four meetings during the fiscal year ended March 31, 2024. Each director attended all of the meetings of the Board of Directors and all of the meetings of all Board committees on which he or she served that were held during the portion of the 2024 fiscal year in which he or she served as a director or served on such committees, as applicable.

The Board of Directors has two standing committees: (i) an Audit Committee, and (ii) a Compensation Committee.

Audit Committee

During fiscal 2024, the members of the Audit Committee of the Board of Directors were Irene Wong Ping Yim, Heiko Sonnekalb, and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company’s auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company’s accounting practices. Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market’s listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the “audit committee financial expert” as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met three times during fiscal 2024. The Audit Committee operates under a formal charter that governs its duties and conduct. This formal charter is available from the Company upon request.

Audit Committee Report

The following is the report of our Audit Committee with respect to our audited financial statements for the fiscal year ended March 31, 2024. This report shall not be deemed soliciting material or to be filed with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act or to the liabilities of Section 18 of the Securities Exchange Act, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act or the Securities Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Securities Exchange Act.

In performing its oversight responsibilities as defined in its charter, the Audit Committee has reviewed and discussed the audited financial statements and reporting process, including the system of internal controls, with management and with ARK Pro CPA & Co., the Company’s independent registered public accounting firm for the year ended March 31, 2024. The Audit Committee has also discussed with ARK Pro CPA & Co. the matters required to be discussed by the statement on Auditing Standards No. 16, as adopted by the Public Company Accounting Oversight Board.

In addition, the Audit Committee has received from ARK Pro CPA & Co. the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding ARK Pro CPA & Co.’s communications with the Audit Committee concerning independence and has discussed with ARK Pro CPA & Co. their independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 20-F for the year ended March 31, 2024 for filing with the SEC.

Audit Committee

Irene Wong Ping Yim
Heiko Sonnekalb
Tiko Aharonov

Compensation Committee

During the past fiscal year, the Compensation Committee of the Board of Directors consisted of Tiko Aharonov, Irene Wong Ping Yim and Heiko Sonnekalb. The Compensation Committee administers the 2020 Option Plan and establishes the salaries and incentive compensation of the executive officers of the Company.

Nominations

The Board of Directors does not have a separate Nominating Committee. Nominees for the election to the Board are selected and nominated by the independent directors (there currently are five directors, three of whom are independent). Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee. Assuming that the Class II nominee is elected at the Annual Meeting, three of the five members of the Board will be independent directors.

The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting our Company, time available for meetings and consultation regarding Company matters and other particular skills and experience possessed by the individual. The Board of Directors has not adopted a formal policy with regard to the consideration of diversity when evaluating candidates for election to the Board of Directors. However, the Board of Directors believes that membership should reflect diversity in its broadest sense, but should not be chosen nor excluded based on race, color, gender, national origin or sexual orientation. In this context, the Board of Directors does consider a candidate’s experience, education, industry knowledge, history with the Company, and differences of viewpoint when evaluating his or her qualifications for election the Board. In evaluating such candidates, the Board of Directors seeks to achieve a balance of knowledge, experience and capability in its composition.

To date, all nominees for election to the Board were recommended for nomination by our existing independent directors, and our current nominee was recommended by our existing independent directors. The Company does not have any policy with regard to the consideration of any director candidates recommended by securityholders. All potential director candidates, regardless of source, are reviewed under the same process. The Board of Directors believes this approach is appropriate in light of the infrequent occurrence of recommendations made by our shareholders. Notwithstanding the foregoing, under the Company’s Amended and Restated Memorandum and of Articles of Association, no person shall be eligible for election as a director of the Company if the election of such person as a director would cause the Company to be ineligible to remain a “foreign private issuer.”

A shareholder may nominate one or more persons for election to the Board of Directors. In order for such nomination to be considered, the shareholder must (i) provide timely notice thereof in writing and in proper form to the secretary of the Company and (ii) provide the information required by Regulation 7.6 of the Company’s Amended and Restated Articles of Association. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s meeting at which members of the Board of Directors were elected.

We do not have a formal policy regarding attendance by Board members at the Annual Meeting of Shareholders. Our Chairman and Chief Executive Officer will attend our 2024 Annual Meeting. However, because most of the directors are located outside of the U.S., none of the other directors is expected to attend the Annual Meeting.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes it is important to select the Company’s Chairman and Chief Executive Officer in the manner it considers in the best interests of the Company at any given time. Accordingly, the Chairman and Chief Executive Officer positions may be filled by one individual or by two different individuals, as determined by the Board of Directors based on circumstances then in existence.

Currently, Roland Kohl serves as both Chairman and Chief Executive Officer. The Board of Directors considers this leadership structure to be suitable for the Company because it allows one person to lead and represent the Company and the Board of Directors, while also providing for effective oversight by an independent Board. The Board of Directors believes that having Mr. Kohl serve in the roles of Chairman and Chief Executive Officer is appropriate for the Company and its shareholders at this time, in view of Mr. Kohl’s continuous long-standing roles in such positions, and Mr. Kohl’s in-depth knowledge of the Company’s business and industry. The Board of Directors also believes that the number of its independent directors mitigates the risk of any potential conflicts that might result from combining the roles of Chief Executive Officer and Chairman.

Tiko Aharonov has been designated as the “lead independent director” of the Board of Directors. Mr. Aharonov is responsible for coordinating the activities of the independent directors, working with the Chief Executive Officer to set the agenda for Board meetings, chairing executive sessions of the independent directors, and leading the Board’s review of the Chief Executive Officer. The Board of Directors is currently comprised of a majority of individuals who are independent from the management of the Company and, assuming that the nominee is elected at the Annual Meeting, three of the future five members of the Board will continue to be independent directors. The Board of Directors and its committees meet regularly throughout the year to assure that the independent directors are well briefed and informed with regard to the Company’s affairs. Each of the independent directors has unfettered access to any employee within the Company and each director is encouraged to call upon whatever employee he deems fit to secure the information each director feels is important to his understanding of our Company. In this fashion, the Board seeks to maintain well informed, independent directors who are prepared to make informed decisions regarding the Company’s business affairs.

Management is responsible for the day-to-day management of risks the Company faces, while the Board of Directors as a whole plays an important role in overseeing the identification, assessment and mitigation of such risks. The Board of Directors reviews information regarding the Company’s finances and operations, as well as the risks associated with each. For example, the oversight of financial risk management lies primarily with the Board’s Audit Committee, which is empowered to appoint and oversee our independent auditors, monitor the integrity of our financial reporting processes and systems of internal controls and provide an avenue of communication among our independent auditors, management and the Board of Directors. The Company’s Compensation Committee is responsible for overseeing the management of risks relating to the Company’s compensation plans and arrangements, as well as risks associated with the independence of the Board of Directors and potential conflicts of interest. In fulfilling its risk oversight responsibility, the Board of Directors, as a whole and acting through any established committees, regularly consults with management to evaluate and, when appropriate, modify our risk management strategies.

PROPOSAL II - RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board has selected ARK Pro CPA & Co (“ARK”), an accounting firm based in Hong Kong, to continue as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2025. During the Company’s fiscal year ended March 31, 2024, ARK served as our independent registered public accounting firm.

Shareholder ratification of the selection of ARK as the Company’s independent public accountants is not required by the Company’s Amended and Restated Memorandum and Articles of Association or otherwise. However, the Board of Directors is submitting the anticipated selection of ARK to the shareholders for ratification as a matter of good corporate practice. The Board of Directors will consider the shareholders’ vote in its determination of whether to retain that firm. However, even if the selection is ratified, the Board of Directors in its discretion may direct the selection of a different independent accounting firm or change such selection at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

The Board of Directors does not anticipate a representative of ARK will attend the Annual Meeting.

The following table presents the aggregate fees for professional services and other services rendered by ARK to the Company for the periods indicated.

	2023	2024
Audit Fees (1) - ARK Pro CPA & Co.	205,000	220,000
Other Fees		-
Tax Fees (2)	-	-
Total	$205,000	220,000

(1)	Audit fees represent fees for professional services provided in connection with the audit of the Company’s consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax Fees include fees for the preparation of tax returns.

As part of its policies and procedures, all audit related services, tax services and other services, if any, rendered by our independent registered public accounting firms were pre-approved by the Audit Committee.

PROPOSAL III - APPROVAL OF AN AMENDMENT TO THE 2020 OPTION PLAN

At the annual meeting held on October 8, 2020, the shareholders of the Company adopted the 2020 Option Plan to replace the prior 2010 Stock Option and Restricted Stock Plan (the “2010 Option Plan”) that expired on June 26, 2020. On the date that the 2010 Option Plan expired, awards for all 600,000 shares available for grant under the 2010 Option Plan had been granted, and no additional shares were available for grant under the 2010 Option Plan.

On September 17, 2022, our Board of Directors unanimously approved an amendment to the 2020 Option Plan that increases the aggregate number of shares of Common Shares that may be issued pursuant to stock awards granted under the 2020 Option Plan from 500,000 shares to 1,000,000 shares. We refer to this amendment as the “Plan Amendment.” The Plan Amendment approved by our Board of Directors is subject to the approval of our shareholders at the Annual Meeting. If our shareholders do not approve the Plan Amendment, the number of shares of Common Shares that may be issued pursuant to stock awards granted under the 2020 Option Plan will remain at 500,000 shares. Our Board of Directors unanimously recommends that shareholders approve the Plan Amendment.

No other amendments to the 2020 Option Plan are being proposed by our Board of Directors.

A copy of the 2020 Option Plan, as amended by the Plan Amendment increasing the number of shares that may be issued under the 2020 Option Plan from 500,000 shares to 1,000,000 shares, is attached as Appendix A to this Proxy Statement and is incorporated herein by reference. We urge stockholders to read the 2020 Option Plan, as amended by the Plan Amendment, in its entirety.

Why We Are Asking Our Shareholders to Approve the Plan Amendment

We maintain the 2020 Option Plan to grant stock options and restricted stock in order to provide long-term incentives to our employees, directors and consultants.

Approval of the Plan Amendment by our shareholders will allow us to continue to grant stock options and restricted stock determined to be appropriate by our Board of Directors or Compensation Committee. The 2020 Option Plan, as amended by the Plan Amendment, will also allow us to continue to use a varied array of equity incentives in order to secure and retain the services of our employees, directors and consultants and to align their interests with the interests of our stockholders.

No more shares of Common Shares are available for new awards under either the 2010 Option Plan.

Requested Shares

If the Plan Amendment is approved by our shareholders, the additional number of shares of Common Shares available for issuance will be 500,000 shares, which represents approximately 11.36% of the shares of our fully-diluted Common Shares outstanding as of July 31, 2024. Based on historic grant practices, our Board of Directors estimates that these additional 500,000 shares, when added to the 200,000 shares that currently remain available for new awards under the 2020 Option Plan, should be sufficient to enable us to grant equity awards to our employees, directors and consultants for approximately five more years.

Equity Compensation Plan Information

The following table provides information, as of March 31, 2024, with respect to all of our compensation plans under which equity securities are authorized for issuance:

	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by our shareholders:	195,000	$1.97	200,000
Equity compensation plans not approved by our shareholders	-0-	--	--

To date, no options have been granted under the 2020 Option Plan. However, the Company has 300,000 shares of restricted stock to Mr. Kohl.

Summary of the 2020 Option Plan, as Amended by the Plan Amendment

The summary of the principal features of the 2020 Option Plan, as amended by the Plan Amendment, that is set forth below is not a complete description of the 2020 Option Plan and is qualified by the full text of the 2020 Option Plan that is attached as Appendix A to this Proxy Statement.

General

The 2020 Option Plan provides for awards of stock options (“Options”) and rights to acquire restricted shares (“Restricted Shares”). The Board of Directors adopted the 2020 Option Plan to attract and retain effective and capable directors, officers, employees and individual consultants of the Company and its subsidiaries; to provide incentive compensation opportunities that are competitive with other similar businesses; to bind the interests of these directors, officers, employees and individuals more closely to the Company’s own interests by offering them opportunities to acquire Common Shares; and thereby provide these individuals with added incentive to remain in the service of the Company and its subsidiaries and to enhance long-term shareholder returns. We currently have approximately 150 employees, directors and consultants that are eligible to participate in the 2020 Option Plan.

Administration

Unless it delegates administration to a committee as described below, the Board of Directors will administer the 2020 Option Plan. Subject to the provisions of the 2020 Option Plan, the Board of Directors has the power to construe and interpret the 2020 Option Plan and to determine the persons to whom and the dates on which awards will be granted, the number of Common Shares to be subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price or purchase price of each award, the types of consideration permitted to exercise or purchase each award and other terms of the awards.

Under the 2020 Option Plan, the Board of Directors has the power to delegate administration of the 2020 Option Plan to a committee composed of one or more directors. In the discretion of the Board of Directors, a committee may consist solely of two or more “Non-Employee Directors” (as such terms are defined in the 2020 Option Plan). Within the scope of such authority, the Board of Directors or the committee may delegate to one or more directors who are not Non-Employee Directors the authority to grant awards to eligible persons who would not then subject to Section 16 of the Exchange Act of 1034, as amended. The Board of Directors may also delegate nondiscretionary administrative duties to such employees of the Company as it deems proper.

The Board of Directors has plenary authority in its discretion to administer the 2020 Option Plan, including, but not limited to the power to interpret, implement and apply the provisions of the 2020 Option Plan.

Stock Subject to the 2020 Option Plan

Subject to the provisions of subsection 6(b) of the 2020 Option Plan relating to adjustments upon changes in Common Shares, an aggregate of 1,000,000 Common Shares will be set aside and reserved for issuance under the 2020 Option Plan.

If awards granted under the 2020 Option Plan expire or otherwise terminate without being exercised in full, the Common Shares not acquired pursuant to such awards will again become available for issuance under the 2020 Option Plan.

If Common Shares subject to an award are not delivered to a participant because such shares are withheld for payment of taxes incurred in connection with the exercise of an option, or the award is exercised through a reduction of shares subject to the award (“net exercised”), then the number of shares that are withheld shall no longer be available for issuance under the 2020 Option Plan. In addition, if the exercise price of any award is satisfied by the tender of Common Shares to us (whether by actual delivery or attestation), then the shares tendered will no longer be available for issuance under the 2020 Option Plan.

Eligibility

(a) Participation in the 2020 Option Plan shall be limited to the directors, executives and employees of the Company and its subsidiaries, and any consultant or other individual providing services to the Company or a subsidiary, provided that a consultant shall not be eligible for the grant of an award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act (“Form S-8”) is not available to register either the offer or the sale of the Company’s securities to such consultant, unless the Company determines that such grant otherwise complies with the requirements of the Securities Act and the securities laws of all other relevant jurisdictions.

Terms of Options

Options shall be granted under the 2020 Option Plan pursuant to stock option agreements. The following is a description of the permissible terms of Options under the 2020 Option Plan. Individual Option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Payment

The exercise price per share for Options shall be established by the Board of Directors at the time of the grant of Options pursuant to the 2020 Option Plan, provided that the exercise price for Options granted to participants subject to taxation in the United States shall not be less than the “fair market value” (as defined in the 2020 Option Plan) of the Common Shares subject to the Option on the date of the grant. The exercise price of Options granted to participants who are not subject to taxation in the United States may be less than the fair market value of the Common Shares on the date of grant.

The exercise price of Options granted under the 2020 Option Plan must be paid either: (i) in cash at the time the Option is exercised, (ii) by delivery of other of our Common Shares, or (iii) pursuant to a net exercise arrangement. Notwithstanding the foregoing provisions, the Board of Directors, in granting Options pursuant to the 2020 Option Plan, may limit the methods in which an Option may be exercised by a participant and, in processing any purported exercise of an Option granted pursuant to the 2020 Option Plan, may refuse to recognize the method of exercise selected by the Option holder (other than payment in cash).

An Option holder shall have none of the rights of a shareholder of the Company until the Common Shares covered by the Option are issued to him upon exercise of the Option.

Vesting

The Board of Directors may provide in the option agreement that the right to exercise each Option for the number of shares subject to each Option shall vest in the Option holder over such period of time, or upon the occurrence of such event, contingency or condition (which may be based on performance or other criteria), as the Board, in its discretion, shall determine for each Option holder. The vesting provisions of individual Options may vary.

Term

The term of each Option shall be determined by the Board of Directors at the time of grant of the Option, provided that if no term is established by the Board of Directors, the term of the Option shall be five years from the date on which it is granted. Options awarded under the 2020 Option Plan generally will terminate effective at the close of business on the date the Option holder ceases to be an active, regular employee of the Company or any of its subsidiaries, except: (i) in the event an employee Option holder takes a leave of absence from, or ceases providing services to, the Company or any of its subsidiaries for personal reasons, by reason of illness, disability, voluntary termination with the consent of the Board of Directors, or other special circumstances, the Board of Directors may consider his case and may take such action in respect of the related option agreement as it may deem appropriate under the circumstances; (ii) if an Option holder dies during the term of his Option without having fully exercised his Option, the executor or administrator of his estate or the person who inherits the right to exercise the Option by bequest or inheritance shall have the right at any time following the Option holder’s death to purchase the number of shares of Common Shares that the deceased Option holder was entitled to purchase at the date of his death; and (iii) if an Option holder terminates employment without his having fully exercised his Option due to his retirement with the consent of the Company, then such Option holder shall have the right within 90 days of the Option holder’s termination of employment to purchase the number of Common Shares that the Option holder was entitled to purchase at the date of his termination.

On receipt of written notice of exercise, the Board of Directors may elect to cash out all or part of the portion of any Option to be exercised by paying the participant an amount, in cash or Common Shares, equal to the excess of the “fair market value” (as defined in the 2020 Option Plan) of the Common Shares that is subject to the Option over the exercise price times the number of Common Shares subject to the Option on the effective date of such cash-out.

Restrictions on Transfer

Options shall be nontransferable and nonassignable, except that Options may be transferred by testamentary instrument or by the laws of descent and distribution. Notwithstanding the foregoing, the Board of Directors may set forth in the option agreement at the time of grant or thereafter, that the Option may be transferred to members of the optionee’s immediate family, to trusts solely for the benefit of such immediate family members, and to partnerships in which such family members and/or trusts are the only partners. For this purpose, immediate family means the optionee’s spouse, parents, children, stepchildren, grandchildren, and legal dependents. In the event an Option is transferred in accordance with the foregoing, the Option shall be exercisable solely by the transferee and shall remain subject to the provisions of the 2020 Option Plan.

Terms of Restricted Share Awards

Restricted share awards shall be granted under the 2020 Option Plan pursuant to restricted share agreements.

Payment

Restricted Shares may be granted under the 2020 Option Plan for such consideration (including cash, cash equivalents, full-recourse promissory notes, past services and future services) and such other terms, conditions and restrictions as determined by the Board of Directors.

Vesting

Restricted Shares acquired under a restricted share purchase or grant agreement may, but need not, be subject to forfeiture to the Company or other restrictions that will lapse in accordance with a vesting schedule to be determined by the Board of Directors. During any restricted period, the recipient shall not be permitted to sell, transfer, pledge or assign Restricted Shares awarded under the 2020 Option Plan. In the event a recipient’s employment or service with the Company terminates, any or all of the Common Shares held by such recipient that have not vested as of the date of termination under the terms of the restricted share agreement may be forfeited to the Company in accordance with such restricted share agreement.

The holders of Restricted Shares awarded under the 2020 Option Plan shall have the same voting, dividend and other rights as the Company’s other shareholders. A restricted share agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares.

Tax Withholding

All awards under the 2020 Option Plan are subject to withholding of all applicable taxes, and the Board of Directors may condition the delivery of any shares or other benefits under the 2020 Option Plan on satisfaction of the applicable withholding obligations. The Board of Directors, in its discretion, may permit such withholding obligation to be satisfied through cash payments, through the surrender of Common Shares that the participant already owns, or through the surrender of Common Shares to which the participant is otherwise entitled under the 2020 Option Plan.

Adjustment Provisions

If any change is made to the outstanding Common Shares by reason of reorganization, recapitalization, stock split, stock dividend, combination of shares of Common Shares, merger, consolidation, share exchange, acquisition of property or stock, or any change in the capital structure of the Company, the 2020 Option Plan will be appropriately adjusted in the class and maximum number of shares of Common Shares subject to the 2020 Option Plan, and outstanding awards will be adjusted in the class, number of shares and price per share of Common Shares subject to such awards.

Effect of Certain Corporate Events

Unless otherwise provided in the grant agreement, in the event of a “change in control” (as defined in the 2020 Option Plan) any awards outstanding as of the date of such change in control and not then exercisable shall become fully exercisable to the full extent of the original grant. Notwithstanding the foregoing or any terms of a grant agreement to the contrary, the Board of Directors shall have full discretion to do any or all of the following with respect to an outstanding award under the 2020 Option Plan: (i) to cause any award to be canceled, provided notice is provided at least 15 days in advance; (ii) to provide that the securities of another entity be substituted for the Common Shares and to make equitable adjustment with respect thereto; (iii) to grant the participant the right, by giving notice during a pre-set period to surrender all or part of an Option to the Company, to receive cash in an amount equal to the amount by which the price per share of Common Shares, if any, paid in any corporate transaction that gave rise to the change in control shall exceed the amount which the participant must pay to exercise the Option per share under the Option multiplied by the number of Common Shares granted under the Option; (iv) to require the assumption of the obligation of the Company under the 2020 Option Plan subject to appropriate adjustment; or (v) to take any other action determines to take.

Limitation on Liability

To the maximum extent permitted by law, no member of the Board of Directors shall be liable for any action or determination made with respect to the 2020 Option Plan. In addition to such other rights of indemnification that they may have, the members of the Board of Directors shall be indemnified by the Company to the maximum extent permitted by law against any and all liabilities and expenses incurred in connection with their service in such capacity.

Duration, Amendment and Termination

The Board of Directors may suspend or terminate the 2020 Option Plan without shareholder approval or ratification at any time or from time to time. Unless sooner terminated, the 2020 Option Plan will terminate on June 19, 2030, the day before the tenth anniversary of the date the 2020 Option Plan was adopted by the Board of Directors.

The Board of Directors at any time may amend the 2020 Option Plan; provided, however, that any award granted before amendment of the 2020 Option Plan shall not be impaired by any amendment of the 2020 Option Plan, except with the written consent of the holder of the award. Except as provided in paragraph 6(b) of the 2020 Option Plan (relating to adjustments upon changes in Common Shares), no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy the requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or any securities exchange listing requirements applicable to the Company. The Board of Directors may, in its sole discretion, submit any other amendment to the 2020 Option Plan for shareholder approval.

Plan Benefits

No employee, director or consultant has yet been selected to receive any award under the 2020 Option Plan and no term or condition of any such award has been determined. Each of our directors and executive officers are eligible to receive awards under the 2020 Option Plan and as such, may be deemed to have an interest in the approval of the 2020 Option Plan.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of August 19, 2024, the record date, certain information with respect to the beneficial ownership of the Company’s Common Shares by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date, (ii) each of the director nominees, (iii) executive officers, and (iv) the officers and directors of the Company as a group.

Name of Beneficial Owner or Identity of Group(1)	Number of Common Shares Beneficially Owned		Percent Beneficial Owned(**)
Roland W. Kohl	974,067	(2)	22.1%
Tiko Aharonov	285,000	(3)	6.5%
Heiko Sonnekalb	30,000		*
Dirk Hermann	51,286		1.2%
Irene Wong Ping Yim	43,000	(4)	1.0%
Alan Chan	50,000		1.1%
Ringo Tsang	50,000		1.1%
All Directors and Officers as a Group (7 Persons)	1,483,353	(5)	33.7%

Greater than 5% shareholders
Peter J. Abrahamson	368,900	(6)	8.4%

*	Less than 1%.
**	Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
(1)	The address of each of the named holders is c/o Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.
(2)	Includes currently exercisable options to purchase 10,000 shares.
(3)	Includes currently exercisable options to purchase 50,000 shares.
(4)	Includes currently exercisable options to purchase 40,000 shares.
(5)	Includes currently exercisable options to purchase 100,000 shares.
(6)	Based on a Schedule 13G/A filed with the SEC by Peter J. Abrahamson on February 2, 2024.

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights.

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits, but excluding equity compensation) paid by the Company and its subsidiaries during the year ended on March 31, 2024 to directors on the Company’s Board of Directors and officers as a group (ten people, including directors who have resigned), for services rendered to the Company and its subsidiaries in all capacities was approximately $708,000, excluding amounts paid by the Company as dividends to directors and executive officers in their capacity as shareholders of the Company.

Mr. Kohl is employed pursuant to an employment agreement that can only be terminated by the Company, other than for cause or in the case of Mr. Kohl’s incapacity, by paying Mr. Kohl a severance payment equal to three times his annual base salary. However, since April 2019 under the employment agreement Mr. Kohl’s base salary will be reduced by one-half from his initial base salary following any fiscal quarter in which the Company has a net quarterly loss, which salary reduction will remain in effect until the Company has net income in any subsequent quarter. Accordingly, in the event that the Company has a quarterly loss, Mr. Kohl’s annual base salary for the following quarter will be reduced by one-half. The forfeited salary will not be recouped if/when the Company has a profitable fiscal quarter.

 Mr. Kohl, and the three other senior managers of the Company, are entitled to receive cash payments equal to three times their annual salary in the event of a change of control of the Company without the approval of the Board of Directors.

On May 13, 2023, Mr. Kohl was granted 300,000 shares of restricted stock under the Company’s 2020 Stock Option and Restricted Stock Plan. The restricted stock award granted to Mr. Kohl is subject to vesting in tranches upon the Company’s achievement of certain strategic transactions within five years from the date the shares were granted, and any shares not vested by the five-year anniversary of the date of grant or upon termination of Mr. Kohl’s employment with the Company shall be forfeited and reconveyed to the Company. The restricted shares vest in three (3) tranches, with 100,000 of the shares vesting in two tranches, and all of the unvested shares vesting in one tranche. Each tranche vests upon completion of a certain milestone by the Company relating to the consummation by the Company or its subsidiaries of certain strategic transactions within five (5) years from the date of grant. The independent members of the Board shall have the final determination as to whether the Company has achieved any of the share release milestones.

During the past fiscal year, the Company paid each of the non-executive directors an annual director’s fee of $12,000 and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, the Chairman of any committee is paid an additional fee of $2,000 per year, and the members of a committee are paid an additional fee of $2,000 per year for each committee on which they serve.

SHAREHOLDER PROPOSALS AT THE
NEXT ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals submitted for inclusion in the Company’s Proxy Statement and form of proxy relating to the Company’s 2025 annual meeting of shareholders must be received by July 14, 2025. If the Company is not notified of a shareholder proposal by July 14, 2025, then the proxies held by management of the Company may provide the discretion to vote against such shareholder proposal, even though such proposal is not discussed in the Proxy Statement. Shareholder proposals should be submitted to the Company at Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.

OTHER MATTERS

The Board of Directors does not know of any other business that may be presented for consideration at the meeting. However, if any matters not referred to in this Proxy Statement should properly come before the meeting, the persons named in the proxies will vote the shares represented thereby in accordance with their judgment.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders may communicate directly with the Board of Directors by writing to them at Board of Directors, c/o Secretary, Highway Holdings Limited, Suite 1801, Level 18, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong. Such communications will be forwarded to the director or directors to whom it is addressed, except for communications that are (1) advertisements or promotional communications, (2) solely related to complaints with respect to ordinary course of business customer service and satisfaction issues, or (3) clearly unrelated to the Company’s business, industry, management or Board or committee matters.

AVAILABILITY OF ANNUAL REPORT ON FORM 20-F

The Company will furnish without charge a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 as filed with the Securities and Exchange Commission to any shareholder desiring a copy. Shareholders may request such Annual Reports from the following: David Pasquale, Global IR Partners by email at dpasquale@globalirpartners.com or by phone at (914) 337-8801.

By Order of the Board of Directors
August 29, 2024
/s/ Alan Chan
Alan Chan, Secretary

Appendix A

2020 Option Plan

[attached]

APPENDIX A

HIGHWAY HOLDINGS LIMITED

2020 STOCK OPTION AND RESTRICTED STOCK PLAN

1.	Purposes

The purposes of the Plan are as follows:

(a) To attract and retain effective and capable directors, officers, employees and individual consultants of the Company and its Subsidiaries who contribute materially to the success of the Company and its Subsidiaries and to provide incentive compensation opportunities that are competitive with other similar businesses;

(b) To bind the interests of these directors, officers, employees and individuals more closely to the Company’s own interests by offering them opportunities to acquire Common Stock; and

(c) Thereby provide these individuals with added incentive to remain in the service of the Company and its Subsidiaries and to enhance long-term shareholder returns.

2.	Definitions

The following terms wherever used herein shall have the meanings set forth below.

(a) The term “Award” shall mean an award of an Option or a Restricted Share under the Plan.

(b) The term “Board” shall mean the Board of Directors of the Company.

(c) The term “Change in Control of the Company” shall mean a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule l4A of the Regulation 14A promulgated under the Exchange Act, whether or not the Company is in fact required to comply therewith, provided that, without limitation, such a change in control shall be deemed to have occurred if (A) any “person” (as such term is used in Section 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as the ownership of Common Stock of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; (B) during any period of two consecutive years (not including any period prior to the adoption of the Plan), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (D) of this definition) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board; (C) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control of the Company; or (D) the shareholders of the Company approve a merger, share exchange or consolidation of the Company with any other corporation, other than a merger, share exchange or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of the Company of such surviving entity outstanding immediately after such merger, share exchange or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale of disposition by the Company of all or substantially all the Company’s assets.

(d) The term “Committee” shall mean a committee of one or more members of the Board appointed by the Board in accordance with subparagraph 4(i).

(e) The term “Common Stock” shall mean the regular voting common shares, $0.01 par value per share, of the Company.

(f) The term “Company” shall mean Highway Holdings Limited, a British Virgin Islands company.

(g) The term “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

(h) The term “Fair Market Value” shall mean (a) the average on the applicable date of the high and low prices of a share of Common Stock on the principal national securities exchange on which shares of Common Stock are then trading, or, if shares were not traded on such date, then on the next preceding date on which a trade occurred; or (b) if Common Stock is not traded on a national securities exchange, the closing bid price (or average bid prices) last quoted on such date by an established quotation service for over-the-counter securities; or (c) if Common Stock is not traded on a national securities exchange and is not otherwise publicly traded on such date, the fair market value of a share of Common Stock as established by the Board acting in good faith and taking into consideration all factors which it deems appropriate, including, without limitation, recent sale or offer prices for the Common Stock in private arm’s- length transactions. During periods when the Fair Market Value cannot be determined under any of the methods specified in clauses (a) and (b), above, the Committee shall have the authority to establish the Fair Market Value as of the beginning of (or periodically during) each fiscal year of the Company and to use such value for all transactions occurring thereafter within such fiscal year.

(i) The terms “Option” and “Stock Option” shall mean a right granted pursuant to the Plan to purchase shares of Common Stock at an exercise price and on other terms established pursuant to paragraph 7.

(j) The term “Option Agreement” shall mean the written agreement representing an Option granted as contemplated by paragraph 7.

(k) The term “Non-Employee Director” shall mean a Director who is considered a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(l) The term “Plan” shall mean the Highway Holdings Limited 2020 Stock Option and Restricted Stock Plan as originally approved by the Board on June 20, 2020, as the same may be amended from time to time.

(m) The term “Restricted Share” means a share of Common Stock awarded under the Plan that is subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service or achievement of performance or other objectives, as determined by the Committee.

(n) The term “Restricted Share Agreement” means the agreement between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

(o) The terms “Subsidiary” and “Subsidiaries” shall mean one or more corporations of which capital stock possessing 50% or more of the total combined voting power of all classes of its capital stock entitled to vote generally in the election of directors is owned in the aggregate by the Company directly or indirectly through one or more Subsidiaries.

3.	Effective Date of the Plan

The Plan shall become effective upon approval of the shareholders of the Company, provided that the Board may grant Options and award Restricted Shares pursuant to the Plan prior to shareholder approval if the grant of such Options or the award of such Restricted Shares by its terms is contingent upon subsequent shareholder approval of the Plan.

4.	Operation and Administration

(a) The Board shall administer the Plan unless and to the extent the Board delegates administration to a Committee as provided in subparagraph 4(i).

(b) The Board may establish, from time to time and at any time, subject to the limitations of the Plan as set forth herein, such rules and regulations and amendments and supplements thereto, as it deems necessary to comply with applicable law and regulation and for the proper administration of the Plan.

(c) The Board shall from time to time determine those executives and employees who shall receive Awards, and shall determine the numbers of shares on which Awards shall be granted to each such person and the nature of the Awards to be granted.

(d) All Awards are subject to withholding of all applicable taxes, and the Board may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. The Board, in its discretion, and subject to such requirements as the Board may impose prior to the occurrence of such withholding, may permit such withholding obligation to be satisfied through cash payments, through the surrender of shares of Common Stock that the participant already owns, or through the surrender of shares of Common Stock to which the participant is otherwise entitled under the Plan.

(e) The Board’s interpretation and construction of the provisions of the Plan and the rules and regulations adopted by the Board shall be final, unless otherwise determined by the Board. No member of the Board or the Committee shall be liable for any action taken or determination made in good faith in respect of the Plan.

(f) The Board may impose such other terms and conditions not inconsistent with the terms of the Plan, as it deems advisable, including, without limitation, restrictions and requirements relating to (i) the registration, listing or qualification of the Common Stock, (ii) the grant or exercise of Awards, or (iii) the shares of Common Stock acquired under the Plan. The Committee may require that a participant notify the Company of any disposition of shares of Common Stock purchased under the Plan.

(g) Notwithstanding any other provisions of the Plan, the Company shall have no obligation to deliver any shares of Common Stock under the Plan or make any other distribution of benefit under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the Exchange Act and the United States Securities Act of 1933, as amended), and the applicable requirements of any securities exchange or similar entity.

(h) The Board may delegate administration of the Plan to a Committee, and the term “Committee” shall apply to any Director or Directors to whom such authority has been delegated. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, all of the powers heretofore possessed by the Board, including the power to delegate nondiscretionary administrative duties to such employees of the Company as the Committee deems proper (and references to this Plan to the “Board” shall thereafter be to the Committee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and restore to the Board the administration of the Plan. In the discretion of the Board, the Committee may consist solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to one or more Directors who are not Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

5.	Participation in the Plan

(a) Participation in the Plan shall be limited to the directors, executives and employees of the Company and its Subsidiaries, and any consultant or other individual providing services to the Company or a Subsidiary, who shall be designated by the Board.

(b) A consultant shall not be eligible for the grant of an Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act (“Form S-8”) is not available to register either the offer or the sale of the Company’s securities to such consultant because of the nature of the services that the consultant is providing to the Company or a Subsidiary, or because the consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Company determines both (i) that such grant (A) shall be registered in another manner under the Securities Act (e.g., on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (ii) that such grant complies with the securities laws of all other relevant jurisdictions.

6.	Stock Subject to the Plan

(a) There shall be reserved for the granting of Awards pursuant to the Plan, and for issuance and sale pursuant to such Awards, 1,000,000 shares of Common Stock. To determine the number of shares of Common Stock available at any time for the granting of Awards, there shall be deducted from the total number of reserved shares of Common Stock, the number of shares of Common Stock in respect of which Awards have been made pursuant to the Plan that are still outstanding or have been exercised. If any shares subject to an Award are withheld and not delivered to a participant because the Award is exercised through a reduction of shares subject to the Award (i.e., “net exercised”), the number of shares that are withheld shall no longer be available for issuance under the Plan. If any shares subject to an Award are not delivered to a participant because such shares are withheld in satisfaction of the withholding of taxes incurred in connection with the exercise of an Option, or the award of Restricted Shares, the number of shares that are not delivered to the participant shall no longer be available for subsequent issuance under the Plan. If the exercise price of any Option is satisfied by tendering shares of Common Stock held by the participant (either by actual delivery or attestation), the number of shares so tendered shall not remain available for subsequent issuance under the Plan. The shares of Common Stock to be issued in connection with Awards made pursuant to the Plan shall be made available from the authorized and unissued shares of Common Stock or shares subsequently acquired by the Company as treasury shares. If for any reason shares of Common Stock as to which an Award has been made are forfeited or otherwise cease to be subject to purchase thereunder, then such shares of Common Stock again shall be available for issuance in connection with Awards made pursuant to the Plan.

(b) In the event of reorganization, recapitalization, stock split, stock dividend, combination of shares of Common Stock, merger, consolidation, share exchange, acquisition of property or stock, or any change in the capital structure of the Company, the Board shall make such adjustments as may be appropriate, in its discretion, in the number and kind of shares reserved for Awards and in the number, kind and price of shares covered by Awards made pursuant to the Plan.

7.	Terms and Conditions of Options

(a) Each Option granted pursuant to the Plan shall be evidenced by an Option Agreement in such form as the Board from time to time may determine.

(b) The exercise price per share for Options shall be established by the Board at the time of the grant of Options pursuant to the Plan. The exercise price for Options granted to participants subject to taxation in the United States shall not be less than the Fair Market Value of a share of Common Stock on the date on which the Option is granted. The exercise price of Options granted to participants who are not subject to taxation in the United States shall be established by the Board and may, in the Board’s discretion, be less than the Fair Market Value. If the Board does not establish a specific exercise price per share at the time of grant, the exercise price per share shall be equal to the Fair Market Value of a share of Common Stock on the date of grant of the Option.

(c) The term of each Option shall be determined by the Board at the time of grant of the Option, provided that if no term is established by the Board, the term of the Option shall be five years from the date on which it is granted.

(d) The Board may provide in the Option Agreement that the right to exercise each Option for the number of shares subject to each Option shall vest in the Option holder over such period of time, or upon the occurrence of such event, contingency or condition (which may be based on performance or other criteria), as the Board, in its discretion, shall determine for each Option holder. The vesting provisions of individual Options may vary. If the Board does not designate a vesting schedule, the Option shall be exercisable immediately after the date of grant.

(e) Options shall be nontransferable and nonassignable, except that Options may be transferred by testamentary instrument or by the laws of descent and distribution. Notwithstanding the foregoing, the Board may set forth in the Option Agreement at the time of grant or thereafter, that the Option may be transferred to members of the optionee’s immediate family, to trusts solely for the benefit of such immediate family members, and to partnerships in which such family members and/or trusts are the only partners. For this purpose, immediate family means the optionee’s spouse, parents, children, stepchildren, grandchildren, and legal dependents. Any transfer of Options made under this provision shall not be effective until notice of such transfer is delivered to the Company. In the event an Option is transferred in accordance with the foregoing, the Option shall be exercisable solely by the transferee and shall remain subject to the provisions of the Plan.

(f) In the case of an Option holder who is an employee of the Company or its Subsidiaries, upon voluntary or involuntary termination of an Option holder’s active employment for any reason (including illness or disability), the holder’s Option and all rights thereunder shall terminate effective at the close of business on the date the Option holder ceases to be an active, regular employee of the Company or any of its Subsidiaries, except (i) to the extent previously exercised and (ii) as provided in subparagraphs (g), (h) and (i) of this paragraph 7.

(g) In the event an employee Option holder (i) takes a leave of absence from the Company or any of its Subsidiaries for personal reasons or (ii) terminates his employment or ceases providing services to the Company and any of its Subsidiaries, by reason of illness, disability, voluntary termination with the consent of the Board, or other special circumstances, the Board may consider his case and may take such action in respect of the related Option Agreement as it may deem appropriate under the circumstances, including accelerating the time previously granted Options may be exercised and extending the time following the Option holder’s termination of active employment during which the Option holder is entitled to purchase the shares of Common Stock subject to such Options, provided that in no event may any Option be exercised after the expiration of the term of the Option.

(h) If an Option holder dies during the term of his Option without having fully exercised his Option, the executor or administrator of his estate or the person who inherits the right to exercise the Option by bequest or inheritance shall have the right at any time following the Option holder’s death to purchase the number of shares of Common Stock that the deceased Option holder was entitled to purchase at the date of his death, after which the Option shall lapse, provided that in no event may any Option be exercised after the expiration of the term of the Option. In the event of the death of the transferee of an Option transferred in accordance with subparagraph 7(e), above, the Option shall be exercisable by the executors, administrators, legatees or distributees of the transferee’s estate, as the case may be, for a period of one (1) year following the date of the transferee’s death, provided that in no event may the Option be exercised after the expiration of the term of the Option.

(i) If an Option holder terminates employment without his having fully exercised his Option due to his retirement with the consent of the Company, then such Option holder shall have the right within 90 days of the Option holder’s termination of employment to purchase the number of shares of Common Stock that the Option holder was entitled to purchase at the date of his termination, after which the Option shall lapse, provided that in no event may any Option be exercised after the expiration of the term of the Option. The Board may cancel an Option during the 90-day period referred to in this paragraph, if the participant engages in employment or activities contrary, in the opinion of the Board, to the best interests of the Company. The Board shall determine in each case whether a termination of employment shall be considered a retirement with the consent of the Company, and, subject to applicable law, whether a leave of absence shall constitute a termination of employment. Any such determination of the Board shall be final and conclusive.

(j) On receipt of written notice of exercise, the Board may elect to cash out all or part of the portion of any stock Option to be exercised by paying the participant an amount, in cash or Common Stock, equal to the excess of the Fair Market Value of the Common Stock that is subject to the Option over the Option Price times the number of Common Shares subject to the Option on the effective date of such cash-out.

8.	Methods of Exercise of Options

(a) An Option holder (or other person or persons, if any, entitled to exercise an Option hereunder) desiring to exercise an Option granted pursuant to the Plan as to all or part of the shares of Common Stock covered by the Option shall (i) notify the Company in writing at its principal office to that effect, specifying the number of shares of Common Stock to be purchased and the method of payment therefor, and (ii) make payment or provisions for payment for the shares of Common Stock so purchased in accordance with this paragraph 8. Such written notice may be given by means of a facsimile transmission. If a facsimile transmission is used, the Option holder should mail the original executed copy of the written notice to the Company promptly thereafter.

(b) Payment or provision for payment shall be made as follows:

(i) The Option holder shall deliver to the Company at the address set forth in subparagraph 8(a), cash in an amount equal to the aggregate purchase price of the shares of Common Stock as to which such exercise relates; or

(ii) The Option holder shall tender to the Company, by either actual delivery of shares or by attestation, shares of Common Stock already owned by the Option holder that, together with any cash tendered therewith, have an aggregate fair market value (determined based on the Fair Market Value on the date the notice set forth in subparagraph 8(a) is received by the Company) equal to the aggregate purchase price of the shares of Common Stock as to which such exercise relates; or

(iii) The Option holder shall deliver to the Company an exercise notice, together with irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the aggregate purchase price of the shares of Common Stock as to which such exercise relates and to sell the shares (or a sufficient portion of the shares) of Common Stock to be issued upon exercise of the Option to pay the exercise price and any tax withholding resulting from such exercise and deliver the cash proceeds, less commissions and brokerage fees, to the Option holder or to deliver the remaining shares of Common Stock to the Option holder.

Notwithstanding the foregoing provisions, the Board, in granting Options pursuant to the Plan, may limit the methods in which an Option may be exercised by an person and, in processing any purported exercise of an Option granted pursuant to the Plan, may refuse to recognize the method of exercise selected by the Option holder (other than the method of exercise set forth in subparagraph 8(b)(i)).

(c) An Option holder at any time may elect in writing to abandon an Option in respect of all or part of the number of shares of Common Stock as to which the Option shall not have been exercised.

(d) An Option holder shall have none of the rights of a shareholder of the Company until the shares of Common Stock covered by the Option are issued to him upon exercise of the Option.

9.	Terms and Conditions of Restricted Share Awards

(a) Each award of Restricted Shares under the Plan shall be evidenced by a Restricted Share Agreement between the recipient and the Company in such form as the Board from time to time may determine. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Share Agreements entered into under the Plan need not be identical.

(b) Restricted Shares may be sold or awarded under the Plan for such consideration as the Board may determine, including (without limitation) cash, cash equivalents, full-recourse promissory notes, past services and future services; provided, however, that to the extent that an Award consists of newly issued Restricted Shares, the Award recipient shall furnish consideration with a value not less than the par value of such Restricted Shares in the form of cash equivalents or past services rendered to the Company or its subsidiaries, as the Board may determine.

(c) Each award of Restricted Shares may or may not be subject to forfeiture to the Company, or “vesting.” Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Agreement. During any restricted period, the recipient shall not be permitted to sell, transfer, pledge or assign Restricted Shares awarded under this Plan. In the event of the recipient’s retirement, disability or death, or in cases of special circumstances, the Board, in its sole discretion, may waive, in whole or in part, any or all remaining restrictions with respect to such recipient’s Restricted Shares.

(d) The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other shareholders. A Restricted Share Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

(e) When an Award of Restricted Shares is granted hereunder, the Company shall issue a certificate or certificates in respect of such Restricted Shares, which shall be registered in the name of the recipient and, if applicable, shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award in substantially the following form:

“The transferability of the shares represented by this certificate are subject to the terms and conditions (including forfeiture) of a Restricted Share Agreement entered into between the registered owner and Highway Holdings Limited. A copy of such agreement is on file in the offices of the Secretary of the Company.”

10.	Cancellation and Rescission of Awards

Unless the Option Agreement or Restricted Share Agreement specifies otherwise, the Board may cancel, rescind, suspend, withhold or otherwise limit or restrict any unexpired, unpaid, or deferred Awards at any time if the participant is not in compliance with all applicable provisions of the applicable Award Agreement and the Plan.

11.	Amendments and Discontinuance of the Plan

(a) The Board at any time, and from time to time, may amend the Plan; provided, however, that any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan, except with the written consent of the holder of the Award. Except as provided in paragraph 6(b) relating to adjustments upon changes in Common Stock, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy the requirements of Rule 16b-3 or any securities exchange listing requirements applicable to the Company. The Board may, in its sole discretion, submit any other amendment to the Plan for shareholder approval.

(b) The Board at any time, and from time to time, may amend the terms of any one or more outstanding Awards; provided, however, that no Award shall be impaired by any such amendment, except with the written consent of the holder of the Award.

12.	Plan Subject to Governmental Laws and Regulations

The Plan and the terms of the Awards made pursuant to the Plan shall be subject to all applicable governmental laws and regulations. Notwithstanding any other provision of the Plan to the contrary, the Board may in its sole and absolute discretion make such changes in the Plan as may be required to conform the Plan to such laws and regulations.

13.	Non-Guarantee of Employment

Nothing in the Plan or in any Award granted pursuant to the Plan shall be construed as a contract of employment between the Company or a Subsidiary, and selection of any individual as a participant in the Plan will not give that individual the right to continue in the employ of the Company or a Subsidiary, the right to continue to provide services to the Company or any Subsidiary or as a limitation of the right of the Company or a Subsidiary to discharge any participating employee or any other individual at any time.

14.	Exclusion From Retirement and Fringe Benefit Computation

No portion of any Award under this Plan shall be taken into account as “wages,” “salary” or “compensation” for any purpose, whether in determining eligibility, benefits or otherwise, under (i) any pension, retirement, profit sharing or other qualified or non-qualified plan of deferred compensation, (ii) any employee welfare or fringe benefit plan including, but not limited to, group insurance, hospitalization, medical, and disability, or (iii) any form of extraordinary pay including but not limited to bonuses, sick pay and vacation pay.

15.	Change In Control Provisions

Notwithstanding any other provision of the Plan to the contrary, unless otherwise provided in an Option Agreement or a Restricted Share Agreement, in the event of a Change in Control:

(a) Any Awards outstanding as of the date of such Change in Control and not then exercisable shall become fully exercisable to the full extent of the original grant;

(b) The Board shall have full discretion, notwithstanding anything herein or in an Option Agreement or a Restricted Share Agreement to the contrary, to do any or all of the following with respect to an outstanding Award:

(1) To cause any Award to be canceled, provided notice of at least 15 days thereof is provided before the date of cancellation;

(2) To provide that the securities of another entity be substituted hereunder for the Common Stock and to make equitable adjustment with respect thereto;

(3) To grant the participant by giving notice during a pre-set period to surrender all or part of an Option to the Company and to receive cash in an amount equal to the amount by which the price per share of Common Stock, if any, paid in any corporate transaction that gave rise to the Change in Control shall exceed the amount which the participant must pay to exercise the Option per share of Common Share under the Option (the “Spread”) multiplied by the number of Common Shares granted under the Option;

(4) To require the assumption of the obligation of the Company under the Plan subject to appropriate adjustment; and

(5) To take any other action the Board determines to take.

16.	Liability Limited; Indemnification

(a) To the maximum extent permitted by law, neither the Board or the Committee, nor any of the members of the Board or the Committee, shall be liable for any action or determination made with respect to this Plan.

(b) In addition to such other rights of indemnification that they may have, the members of the Board and the Committee shall be indemnified by the Company to the maximum extent permitted by law against any and all liabilities and expenses incurred in connection with their service in such capacity.

17.	Miscellaneous

(a) The headings in this Plan are for reference purposes only and shall not affect the meaning or interpretation of the Plan.

(b) This Plan shall be governed by, and construed in accordance with, the laws of British Virgin Islands without regard to principles of conflict of laws of any jurisdiction.

(c) All notices and other communications made or given pursuant to this Plan shall be in writing and shall be sufficiently made or given if delivered or mailed, addressed to the participant at the address contained in the records of the Company or to the Company at its principal executive offices.

18.	Duration of the Plan

(a) Unless sooner terminated by the Board, the Plan shall automatically terminate on the day before the tenth anniversary of the date the Plan is adopted by the Board. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the plan is in effect, except with the written consent of the Participant.